SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES 3 NEW KNOCK ROUTES FROM APRIL 2014

(EINDHOVEN, GLASGOW PRESTWICK, KAUNAS & INCREASED LONDON FREQUENCIES)

80,000 NEW PASSENGERS P.A. AS IRISH TRAVEL TAX SCRAPPED

Ryanair, Ireland's favourite airline, today (31 Oct) announced it will open 3 new routes from Knock to Eindhoven, Glasgow Prestwick & Kaunas from April 2014, as well as increased frequencies on its London route, which will deliver an additional 80,000 passengers p.a. and support 80* new on-site jobs at Knock. This growth is part of the 1m extra passengers p.a. that Ryanair will deliver at the main Irish airports in a direct response to the Irish Government's decision to scrap the €3 travel tax from April 2014.

Ryanair's expansion at Knock from April 2014 will deliver:

• 3 new routes to Eindhoven, Glasgow Prestwick & Kaunas (16 routes in total)
• Increased frequency on the Knock to London routes (16 to 18 flights pw)
• 80,000 new Ryanair passengers p.a. (580,000 in total)
• 80* new on-site jobs
• Knock traffic will grow from 670,000 to over 750,000 p.a

Ryanair's 3 new Knock routes will start in April 2014 and go on sale on the Ryanair.com website tomorrow. Following successful negotiations with Knock and Shannon, Ryanair is finalising its discussions with the other main Irish airports - Cork, Dublin and Kerry- to finalise its growth plans for summer 2014 and hopes to announce more route and frequency growth from Ireland in the coming weeks.

In Knock, Ryanair's Michael Cawley said:

"Ryanair is pleased to announce 3 new routes and increased frequencies on its London route from Knock from April 2014, which will deliver 80,000 new passengers p.a. and support up to 80 new on-site jobs at Knock. This growth is in direct response to the Government's very welcome decision to scrap the €3 air travel tax from April 2014.

The scrapping of the travel tax will help restore Ireland's competitiveness and attractiveness to overseas visitors from the UK and Continental Europe in particular.  Having met with all five of the main Irish airports, and announced new growth for 2014 at Shannon and Knock, we hope to announce further new route and traffic growth plans over the coming weeks."

                                                    RYANAIR'S 16 KNOCK ROUTES APRIL 2014

Alicante	Kaunas NEW
Barcelona (Gir)	Lanzarote
Bristol	Liverpool
East Midlands	London (Ltn)
Eindhoven NEW	London (Stn)
Faro	Malaga
Glasgow (Pik) NEW	Milan (Berg)
Gran Canaria	Tenerife

Ends

*ACI research confirms up to 1,000 'on-site' jobs are sustained at international airports for every 1m passengers

For further information
please contact:            Robin Kiely                               Joe Carmody
                                      Ryanair Ltd                                Edelman Ireland
                                      Tel: +353-1-8121212              Tel: +353-1-6789 333
                                      press@ryanair.com                 ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 31 October, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary